September 21, 2022

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. White:

You recently provided me comments relating to the preliminary proxy statement (the “Proxy Statement”) with respect to the Philotimo Focused Growth and Income Fund (the “Fund”), as filed with the U.S. Securities and Exchange Commission on September 6, 2022 with respect to shareholder approval of a Distribution and Shareholder Services Plan pursuant to Rule 12b-1 (the “Plan”) for the Fund. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: Clarify that fees paid under the Distribution and Shareholder Services Plan are to be based on the Fund’s “average daily net assets” throughout the Proxy Statement, or state another basis on which the fee is calculated.

Response: Fund shareholders will pay a fee under the Plan based on the Fund’s daily net assets, and the Fund will so state throughout the Proxy Statement.

2.	Comment: Clarify the Proposal statement to identify the maximum amount of fees Fund shareholder may pay under the Distribution and Shareholder Services Plan and include a summary of services to be paid for with these Plan fees.

Response: The following disclosures have been included in the Proxy Statement to describe the Proposal being voted on by Fund shareholders:

To approve a Distribution and Shareholder Services Plan Pursuant to Rule 12b-1 (the “Plan”) authorizing Fund shareholders to pay fees under the Plan at an annual rate of up to 0.25% of the Fund’s daily net assets for certain distribution and shareholder services.

Ms. White

U.S. Securities and Exchange Commission

September 21, 2022

3.	Comment: In the section of the Proxy Statement concerning Evaluation by the Board of Trustees, explain any potential drawbacks of adopting the Plan and what action the Board may take in the event the Plan is not approved by Fund shareholders.

Response: The requested disclosure has been included in the Proxy Statement under the section Evaluation by the Board of Trustees, as follows:

The Board observed that the Fund’s operating expense ratio will increase upon Fund shareholders’ approval of the Plan, and that the Plan may not result in maintaining or lowering the Fund’s operating expense ratio over time or maintaining or increasing the Fund’s asset base.

If Fund shareholders do not approve the Plan, the Board will take such action as it determines to be in the best interests of the Fund and its shareholders.

4.	Comment: In the section of the Proxy Statement concerning Evaluation by the Board of Trustees, explain what is intended by the statement that there is a reasonable likelihood that this Plan will benefit the Fund and its shareholders, and advise if the Board has determined that the Plan is in the best interests of the Fund and its shareholders as part of its evaluation of the Plan.

Response: As part of its evaluation of the Plan, the Board requested and evaluated factors considered to be pertinent in determining whether the Plan should be implemented for the Fund, and determined in exercise of their reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Investment Company Act of 1940, as amended, that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders, in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended. Also, as part of this evaluation, the Board concluded that the Plan is in the best interests of the Fund and its shareholders and will include this disclosure in the Proxy Statement.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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